Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1. Date, Time and Place: October 6, 2022, at 4:30 p.m., in a meeting held exclusively digitally (videoconference), in accordance with item 6.4 of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Company”).

2. Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

3. Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Ms. Silvia Krueger Pela to be the secretary.

4. Agenda: To resolve on the appointment of Mr. Paulo Sergio Kakinoff as a new member of the Company’s Management and Finance Committee and Strategy and Innovation Committee.

5. Minutes in Summary Form: the Directors unanimously approved the drawing up of these minutes in summary form.

6. Resolutions: the Directors present, unanimously and without exceptions:

6.1 Approved the appointment of Mr. Paulo Sergio Kakinoff as a new member (i) of the Company’s Management and Finance Committee; and (ii) Company’s Strategy and Innovation Committee.

6.1.2. In view of the above resolution, the Company’s Management and Finance Committee will be comprised by the members indicated below, all with a term of office specified in the minutes of the Board of Directors’ meeting held on May 4, 2022, which is two (2) years, until the first Board of Directors’ meeting to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year ending on December 31, 2023:

Members	Titles
David Feffer	Coordinator
Nildemar Secches	Full Member
Walter Schalka	Full Member
Marcelo Strufaldi Castelli	Full Member
Fabio Coelho	Full Member
Rodrigo Calvo Galindo	Full Member
Gabriela Feffer Moll	Full Member
Paulo Sergio Kakinoff	Full Member

6.2.3. In view of the above resolution, the Company’s Strategy and Innovation Committee will be comprised by the members indicated below, all with a term of office specified in the minutes of the Board of Directors’ meeting held on May 4, 2022, which is two (2) years, until the first Board of Directors’ meeting to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year ending on December 31, 2023:

Members	Titles
Marcelo Strufaldi Castelli	Coordinator
Nildemar Secches	Full Member
David Feffer	Full Member
Maria Priscila Rodini Vansetti Machado	Full Member
Rodrigo Calvo Galindo	Full Member
Fabio Coelho	Full Member
Gabriela Feffer Moll	Full Member
Marcelo Moses de Oliveira Lyrio	Full Member
Paulo Sergio Kakinoff	Full Member

7. Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all members of the Board of Directors present. Signatures. Board: David Feffer – Chairman; Silvia Krueger Pela – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

This is a true copy of the original drawn up in the proper book.

São Paulo, SP, October 6, 2022.

___________________________

Silvia Krueger Pela

Secretary